Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

The Studio Kitchen Company
6130 W Flamingo Rd
Las Vegas, NV 89103
https://www.thestudio.kitchen/

Up to $1,070,000.00 in Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: The Studio Kitchen Company
Address: 6130 W Flamingo Rd, Las Vegas, NV 89103
State of Incorporation: DE
Date Incorporated: January 01, 2021

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 1,070,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $300.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives

Time-Based:

Friends and Family Early Bird Bonus

Invest within the first 48 hours and receive 20% bonus shares.

First Week Early Bird Bonus

Invest within the first 7 days and receive 15% bonus shares.

Early Bird Bonus

Invest within the first 14 days and receive 10% bonus shares.

Amount-Based:

$300 | Couples Package

Invest at least $300 and receive TWO complimentary tickets to a Signature Show.

$500 | Double Date

Invest at least $500 and receive FOUR complimentary tickets to a Signature Show.

$1,000 | Friends & Family

Invest at least $1,000 and receive SIX VIP Passes AND SIX complimentary tickets to a Signature Show. VIP Passes grant entry to the private balcony level and include post-show chef meet & greet.

$3,000 | Team Package

Invest at least $3,000 and receive TWENTY VIP Passes AND TWENTY complimentary tickets to a Signature Show. VIP Passes grant entry to the private balcony level and include post-show chef meet & greet.

$5,000 | Party Package

Invest at least $5,000 and receive FIFTY VIP Passes AND FIFTY complimentary tickets to a Signature Show. VIP Passes grant entry to the private balcony level and include post-show chef meet & greet.

$10,000 | Private Show

Invest at least $10,000 and receive 10% bonus shares + your own private Signature Show. Every seat is yours!

$25,000 | Caesar's Package

Invest at least $25,000 and receive 12% bonus shares + your own private Signature Show with additional pre-show cocktail hour, post-show chef meet & greet, first-class domestic roundtrip airfare for two people, and two nights in a suite at Caesars Palace.

$50,000 | All You Can Show Pass

Invest at least $50,000 and receive 15% bonus shares + Caesar's Package plus TWO tickets redeemable to any show and TWO VIP passes, every month for 5 years following the grand opening.

$100,000 | Seat Naming Rights

Invest at least $100,000 and receive 18% bonus shares + Caesar's Package, plus the All You Can Show Pass, plus yours or a loved one's name affixed to a counter seat in the studio.

$250,000 | Value Investor

Invest at least $250,000 and receive Caesar's Package, plus the All You Can Show Pass, plus Seat Naming Rights, plus 20% bonus shares.

**Show tickets are transferable if you cannot make it to Las Vegas. Redemption subject to availability. Private show perks will be subject to a mutually agreed upon date and include the date's current signature show meal and wine. All perk tickets and shows to be valid through December 31st, 2025.*

**All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

The Studio Kitchen Company will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

The company's business is in live entertainment and interactive dining experiences. Patrons purchase tickets for multi-course meals and dine and drink with their favorite chefs who prepare meals before them while sharing stories and answering audience questions. In addition to ticket sales, we offer VIP experiences, merchandise, and serve as a media production platform and facility.

The company's business model is direct-to-consumer via prepaid tickets sold online on our website. We plan to serve visitors in the Las Vegas area and specifically hotel guests on the Las Vegas Strip, who are traveling for pleasure and business.

The company's corporate structure is a Delaware C-Corp with a Board of Directors, executive officers, and eventually a local operations team in Las Vegas. The Studio Kitchen brand and The Foodie television franchise were developed by the founders through an existing production company, Honey Bunny Media LLC. The founders have transferred all related intellectual property to this new entity, The Studio Kitchen Company, which the founders now work for full-time, and this entity will own the proposed Las Vegas venue and any future Studio Kitchen developments.

Competitors and Industry

Our main competitors are other live shows on the Las Vegas strip, such as musicians, magicians, Cirque du Soleil, stand up comedy, and full-service restaurants inside hotels owned by companies such as MGM Resorts International, Caesars Entertainment, and Wynn Resorts. However, we believe that no one currently offers a live, interactive, chef-hosted, dining experience directly similar to us.

We believe that we complement the Las Vegas dining and entertainment scene as a new world-class experience. The Studio Kitchen crosses market categories appealing to a wide section of customers interested in live entertainment, food & beverage, hospitality, and unique travel experiences. Some guests come in place of a restaurant reservation, some in place of a live show, some as something new.

Current Stage and Roadmap

Current Stage

Starting in 2005, we began hosting what was then known simply as "The Cooking Show" inside of our restaurant, Rustic Kitchen, in downtown Boston. Over 15 years, we have incubated The Studio Kitchen experience inside other restaurants with lifetime ticket sales exceeding $7.5 million. We have performed over 3,000 shows to-date and served over 100,000 guests. We have been nominated 25 times for Emmy Awards by the New England Chapter of the National Academy of Television Arts & Sciences and have been awarded 4 Emmys so far. We also own trademarks to "The Foodie," "The Studio Kitchen," and "The Cooking Show."

Future Roadmap

For 2021, we are focused on raising $1,000,000 - $6,000,000 in debt and equity to build a new entertainment and dining venue in Las Vegas. All funds will be used for the design, development, construction, and opening of this new flagship venue at one of the highest-grossing retail properties in the country.

In 2022, after 12 months of design and construction, we intend to open the Las Vegas venue. Upon opening, we will be offering an assortment of live and recorded entertainment.

The Team

Officers and Directors

Name: Michael Cafarelli

Michael Cafarelli's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer & Co-Founder
  Dates of Service: January 01, 2021 - Present
  Responsibilities: Managing operations and resources of the company. Owns 4,000,000 shares. Currently not taking a salary.

- **Position:** Director
  Dates of Service: January 01, 2021 - Present
  Responsibilities: Board Member

Other business experience in the past three years:

- **Employer:** WeWork
  Title: Community Manager
  Dates of Service: August 20, 2018 - March 01, 2019
  Responsibilities: Lead and manage building operations, personnel, sales, and compliance.

Other business experience in the past three years:

- **Employer:** Bar Rustic
  Title: Co-Founder
  Dates of Service: November 03, 2015 - December 31, 2020
  Responsibilities: Management of restaurant and bar operations and marketing.

Other business experience in the past three years:

- **Employer:** Rustic Kitchen
  Title: Partner
  Dates of Service: January 01, 2015 - Present
  Responsibilities: Management and operations of restaurant company.

Other business experience in the past three years:

- **Employer:** Cafarelli Concepts
  Title: Co-Founder / COO

Dates of Service: December 01, 2012 - December 31, 2020
Responsibilities: Develop entertainment and dining concepts.

Name: James Cafarelli

James Cafarelli's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Creative Officer & Co-Founder
  Dates of Service: January 01, 2021 - Present
  Responsibilities: Design and development of business and its offerings. Owns 4,000,000 shares. Currently not taking a salary.

- **Position:** Director
  Dates of Service: January 01, 2021 - Present
  Responsibilities: Board of Directors

Other business experience in the past three years:

- **Employer:** Rustic Kitchen
  Title: Co-Founder
  Dates of Service: January 01, 2001 - Present
  Responsibilities: Lead operations and management of restaurant company.

Other business experience in the past three years:

- **Employer:** Cafarelli Concepts
  Title: Founder / CEO
  Dates of Service: January 01, 2012 - December 31, 2020
  Responsibilities: Operations and management of concept development and hospitality company.

Other business experience in the past three years:

- **Employer:** Bar Rustic
  Title: Co-Founder
  Dates of Service: January 01, 2016 - Present
  Responsibilities: Leadership and development.

Other business experience in the past three years:

- **Employer:** The Foodie
  Title: Creator / Director

Dates of Service: January 01, 2018 - December 31, 2020
Responsibilities: Create and direct television projects

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing offering, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your

family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by another company. However, that may never happen or it may happen at a price that results in you losing money on any investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Common Stock in the amount of up to $1,070,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of any investment.

Terms of subsequent financings may adversely impact your investment

We may need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of any investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for entertainment and dining experiences. Our revenues are therefore dependent upon the market for entertainment and dining experiences.

Developing new products and technologies entails significant risks and uncertainties
We are entering a new market and opening a new venue. Delays or cost overruns in the development of our venue in Las Vegas and failure to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in development, public health concerns, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you may get nothing. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if it can't get them, may fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get more favorable terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on assumptions about The Studio Kitchen's fit to the Las Vegas market. It is possible that we may fail to gain market acceptance for any number of reasons. If the new venue fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, more established companies who currently have offerings on the market. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing, equivalent, or superior offerings than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the offerings developed by us will be preferred to any existing or newly developed offerings. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a wide market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
The Studio Kitchen Company was incorporated on Jan. 1, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and

future prospects can be made. Our current and proposed operations are subject to all business risks associated with new and expanded enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. The Studio Kitchen Company has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to ever pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history and effectively no revenue. If you are investing in this company, it's because you think that The Studio Kitchen is a good idea, that the team will be able to successfully create value. Further, there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's valuable assets is its intellectual property. The Company's owns and will own trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, file to invalidate it, or render the IP unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not

to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The Company is vulnerable to hackers and cyber-attacks
As an modern business, we may be vulnerable to hackers who may access our data or technology infrastructure. Any significant disruption in service on our systems could result in losses. Further, we may rely on third-party technology providers to provide some of our front-end and operational technology. Any disruptions of services or cyber-attacks either on our technology provider or us could harm our reputation and materially negatively impact our financial condition and business.

Government ordered shutdowns
The Company may be forced by local, state, or federal authorities to limit capacity or temporarily close to the public due to public health or safety emergencies such as the COVID19 pandemic, acts of terror, or natural disasters.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Michael Cafarelli	4,000,000	Common Stock	50.0
James Cafarelli	4,000,000	Common Stock	50.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 8,000,000 outstanding.

Voting Rights

1 vote per share.

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

If we raise sufficient capital to build the Las Vegas venue, we expect to complete construction over the course of 12 months and expect to immediately begin generating revenue from ticket sales. If we are unable to raise enough capital to undertake the Las Vegas project, we may be forced to dissolve the company and return any remaining investment.

Foreseeable major expenses based on projections:

Major expenses will be for the design, development, construction, and marketing of a roughly 8,000 sq ft live entertainment and dining venue in Las Vegas. There will also be legal expenses for corporate formation and fundraising as well as intellectual property protection and talent agreements.

Future operational challenges:

We will need to successfully design, permit, construct, staff, open, market, and operate a new venue. We have decades of experience doing just that, with our Chief Creative Officer having successfully designed, built, and opened over two hundred venues, including the House of Blues and the Foundation Room at Mandalay Bay and the Olives restaurant at The Bellagio, both in Las Vegas near our proposed site.

Future challenges related to capital resources:

We will need to raise close to $6 million to fully open in Las Vegas. We expect $1-2 million to come from investors and $3-5 million to come as debt. It may be difficult or costly to successfully raise all the funds from different sources.

Future milestones and events:

Our first major financial milestone will be generating in excess of $10 million annually from the Las Vegas venue. Another milestone would be to exceed $20 million in annual sales. Both of these events will significantly increase the Company's valuation and attractiveness to buyers or strategic partners. The opening of a second venue and any subsequent venues will each be major milestones that will dramatically affect valuation. As a digital brand, obtaining 1 million subscribers on a social media or entertainment platform will be a major milestone.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company is newly formed and does not yet have a line of credit or any loans. The company lacks any material capital resources at this time.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

This campaign's funds will be critical to company operations for the immediate future. The success raise of $1,070,000 will enable the company to raise the necessary debt to fund the development and opening of the Las Vegas venue. The company is currently seeking capital resources from multiple sources.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign as well as any other private investment that may be made in the near future are necessary to the viability of the company. The amount of funds raised via this campaign may make up 100% of total company funds for the near future.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Our founders currently do not take salaries for their full-time roles as the sole officers and directors of the company. In addition to self-funding, they use personal devices and residential spaces to manage company operations resulting in very low operating expenses for the company at this time. The founders are likely able to continue operating the company with limited expenses for 6-12 months in order to provide sufficient time to raise the necessary capital to move into a design, development, and construction stage at which point up to $6 million in funds may be necessary.

How long will you be able to operate the company if you raise your maximum funding goal?

Our founders currently do not take salaries for their full-time roles as the sole officers and directors of the company. In addition to self-funding, they use personal devices and residential spaces to manage company operations resulting in very low operating expenses for the company at this time. The founders are likely able to continue operating the company with limited expenses for 6-12 months in order to provide sufficient time to raise the necessary capital to move into a design, development, and construction stage at which point up to $6 million in funds may be necessary.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company is currently working with advisors to secure investment from a variety of private sources. The Company also expects to make use of private lending groups and/or banks to raise debt capital. The Company may also hold additional crowdfunding offerings.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $8,000,000.00

Valuation Details:

The Company determined its pre-money valuation based on multiple factors.

Based on the previous sales of our past shows, the average show ticket price for Las Vegas, and the number of seats in the Vegas theater, we expect to gross roughly $7 million in our early years, and expenses at that level is expected to be roughly $5 million making it profitable even on our low end estimate. Our lifetime ticket sales exceed $7.5 million from over 100,000 previous customers and 3,000 shows performed. Historically, shows were only offered 1-2 nights per week, beverage sales for patrons before and after shows were recorded as restaurant revenue, and we offered less courses at a smaller price point. With our proposed plan in Las Vegas, we will be expanding to 6-7 weekly operational days, multiple shows per day, and increased ticket prices.

Other dining venues on our proposed property in Las Vegas, such as Joe's Seafood and Carmine's, have estimated annual sales of $15 million - $20 million. Unlike a restaurant, however, our model enjoys 4x greater EBITDA due to reduced labor, reduced variability, bulk purchasing, bulk preparation, and premium pricing.

We are working with Simon Property Group, one of the largest commercial real estate companies in the world and their proposed location for us is at the Forum Shops at Caesars Palace, which is one of the highest-grossing shopping centers in the United States.

The founders, the Cafarelli Family, have worked for 15 years on venue design development, show development, talent development, brand development - including The Foodie television franchise, which has aired on NBC Universal networks - and have transferred all existing related intellectual property to The Studio Kitchen Company.

There is no direct competitor for valuation comparisons as we cross industries in entertainment, food & beverage, hospitality, arts, travel, retail, and others making a selection of a proper valuation multiple difficult. Specific to the Las Vegas market for valuation purposes, we are neither a restaurant nor a traditional theater.

Our founding executive team has over 50 years of relevant industry experience and has been working on this specific concept and in this direct space for over 15 years has produced over 3,000 shows for over 100,000 customers generating over $7.5 million in lifetime ticket sales. The team's work on The Studio Kitchen has also been recognized with 25 Emmy nominations and 4 Emmy Awards.

Our Chief Creative Officer was previously the co-founder of The House of Blues and President of House of Blues Development Corp. where he oversaw the growth from 1 unit to 8 in just 7 years launching venues in Harvard Square, New Orleans, Los Angeles, Chicago, Myrtle Beach, Disney World, Disneyland, and Las Vegas.

The pre-money valuation has been calculated on a fully diluted basis. The Company does not have preferred stock, any outstanding options, warrants, and other securities with a right to acquire shares, or any shares reserved for issuance under a stock plan.

The Company set its valuation internally, without a formal third-party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  96.5%
  Fund design drawings and initial construction requirements. All funds are going toward the building of the Las Vegas venue.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  96.5%
  Fund design, development, construction, and opening of Las Vegas venue.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.thestudio.kitchen/ (www.thestudio.kitchen/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/studiokitchen

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR The Studio Kitchen Company

[See attached]

THE STUDIO KITCHEN COMPANY

FINANCIAL STATEMENTS
FROM INCEPTION (JANUARY 1, 2021) TO JANUARY 20, 2021
(UNAUDITED)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
The Studio Kitchen Company
Canton, Massachusetts

We have reviewed the accompanying financial statements of The Studio Kitchen Company, (the "Company,"), which comprise the balance sheet as of Inception (January 1, 2021) to January 20, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the periods as of Inception (January 1, 2021) to January 20, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

January 28, 2021
Los Angeles, California

As of Inception (January 1, 2021)		January 20, 2021
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	80
Inventory		-
Other current assets		-
Total current assets		**80**
Total assets	**$**	**80**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Other current liabilities		-
Loans, current		-
Total current liabilities		-
Non-Current Liabilities:		
Loans		-
Total liabilities		-
STOCKHOLDERS' EQUITY		
Common Stock, par value $0.00001 10,000,000 shares authorized, 8,000,000 issued and outstanding		80
Retained earnings/(Accumulated Deficit)		-
Total stockholders' equity		**80**
Total liabilities and stockholders' equity	**$**	**80**

See accompanying notes to financial statements.

The Studio Kitchen Company

STATEMENTS OF OPERATIONS

(UNAUDITED)

Inception (January 1, 2021)		**January 20, 2021**
(USD $ in Dollars)		
Net revenue	$	-
Cost of goods sold		-
Gross profit		-
Operating expenses		
General and adminstrative		-
Sales and marketing		-
Total operating expenses		-
Operating income/(loss)		-
Interest expense		-
Income/(Loss) before provision for income taxes		-
Provision for income taxes		-
Net income/(Net Loss)	**$**	**-**

See accompanying notes to financial statements.

The Studio Kitchen Company

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in thousands, $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Accumulated Deficit	Shareholder Equity
Inception date (January 1, 2021)	-	$ -	$ -	$ -	$ -
Issuance of common stock	8,000,000	80	-	-	80
Issuance of preferred stock	-	-	-	-	-
Net income/(loss)		-		-	-
Balance—January 20, 2021	8,000,000	$ 80	$ -	$ -	$ 80

See accompanying notes to financial statements.

As of Inception (January 1, 2021)		January 20, 2021
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	-
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Inventory		-
Other current liabilities		-
Net cash provided/(used) by operating activities		-
CASH FLOW FROM FINANCING ACTIVITIES		
Issuance of common stock		80
Net cash provided/(used) by financing activities		**80**
Change in cash		80
Cash—beginning of year		-
Cash—end of year	**$**	**80**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Subscription Receivable	$	-

See accompanying notes to financial statements.

All amounts in these Notes are expressed in of United States dollars ("$" or "US$"), unless otherwise indicated.

1. NATURE OF OPERATIONS

The Studio Kitchen Company, was formed on January 1, 2021 in the state of Delaware. The financial statements of The Studio Kitchen Company, (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Canton, Massachusetts.

The Studio Kitchen is the culinary entertainment destination. Guests step through their screens into a master chef's dream kitchen and television studio for interactive dining experiences. Patrons purchase tickets for the multi-course meals and dine and drink with their favorite chefs who prepare meals before them sharing stories and answering audience questions. In addition to ticket sales, we offer VIP experiences, merchandise, and serve as a media production platform.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Revenue Recognition

The Company will recognize revenues primarily from the sale of its products when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company has recently commenced operations and is not currently under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of January 20, 2021. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through January 28, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3. DEBT

The company currently has no debt.

4. SHAREHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 10,000,000 shares of our common stock with $0.00001 par value. As of January 2021, 8,000,000 shares have been issued and outstanding.

5. RELATED PARTIES

There are no related party transactions.

6. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of January 20, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through January 28, 2021 the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

8. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

The Studio Kitchen

The culinary entertainment destination


THE STUDIO
KITCHEN
Click To
Play Video

Website · Las Vegas, NV · EVENTS · FOOD & BEVERAGE

The Studio Kitchen offers premium interactive dining experiences and serves as a platform for modern media creation. Their goal is to make food, wine, and the culinary arts accessible and approachable to everyone through entertaining chef-hosted live shows and media, starting with a new flagship location in Las Vegas, NV.

$376,333 raised

337 Investors	$8M Valuation
$1.00 Price per Share	$300.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview Team Terms Updates 4 Comments Follow

Reasons to Invest

- Co-Founder, Jim Cafarelli, has over forty years of experience developing entertainment and dining concepts for clients such as The Walt Disney Company and Universal Studios.
- The Studio Kitchen team has produced over 3,000 live shows and received 25 Emmy nominations for culinary media projects.
- The Studio Kitchen has received media features and press attention from NBC Boston, the Wall Street Journal and the Boston Globe, among others.

The culinary entertainment destination

Chief Creative Officer, Jim Cafarelli, has been developing entertainment and dining concepts for over forty years, and his impressive client list includes House of Blues, The Walt Disney Company, Universal Studios, Chelsea Football Club, David Copperfield, Motown, Greg Norman, Quincy Jones, Comcast, and Mohegan Sun.



Jim Cafarelli's Prior Successes Include Partnerships With

Rewards

Get rewarded for investing more into The Studio Kitchen:

$300+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$300+
Investment
Couples Package
Invest at least $300 and receive TWO complimentary tickets to a Signature Show.

$500+
Investment
Double Date
Invest at least $500 and receive FOUR complimentary tickets to a Signature Show.

$1,000+
Investment
Friends & Family
Invest at least $1,000 and receive SIX VIP Passes AND SIX complimentary tickets to a Signature Show. VIP Passes grant entry to the private balcony level and include post-show chef meet & greet.

$3,000+
Investment
Team Package
Invest at least $3,000 and receive TWENTY VIP Passes AND TWENTY complimentary

After years of partnerships, he and his wife opened their own restaurants, one of which was called Rustic Kitchen. There, they began experimenting with a chef's table experience on Friday evenings during dinner service. This experiment became the inspiration and basis for the creation of The Studio Kitchen.

**By investing in The Studio Kitchen, you are investing in The Studio Kitchen Company, a company that owns not only the intellectual property that is The Studio Kitchen, but also owns our new planned Las Vegas location as well as any future Studio Kitchen endeavors. Previous ventures by Jim Cafarelli are not included in this investment.*



The Studio Kitchen Company is now the new entity offering premium interactive dining experiences and serving as a platform for modern media creation.

Guests step through their screens into a master chef's dream kitchen and television studio for entertaining dining experiences. Our brand encompassed a multimedia production company and a unique dining theatre for guests to experience our award-winning live shows, hosted by celebrity chefs, master chefs, and culinary influencers.

tickets to a Signature Show. VIP Passes grant entry to the private balcony level and include post-show chef meet & greet.

$5,000+
Investment
Party Package

Invest at least $5,000 and receive FIFTY VIP Passes AND FIFTY complimentary tickets to a Signature Show. VIP Passes grant entry to the private balcony level and include post-show chef meet & greet.

$10,000+
Investment
Private Show

Invest at least $10,000 and receive 10% bonus shares + your own private Signature Show. Every seat is yours!

$25,000+
Investment
Caesar's Package

Invest at least $25,000 and receive 12% bonus shares + your own private Signature Show w/ additional pre-show cocktail hour, post-show chef meet & greet, first-class domestic roundtrip airfare for two people and 2 nights in a suite at Caesars Palace.

$50,000+
Investment
All You Can Show Pass

Invest at least $50,000 and receive 15% bonus shares + Caesar's Package plus TWO tickets redeemable to any show and TWO VIP passes, every month for 5 years following the grand opening.

$100,000+
Investment
Seat Naming Rights

Invest at least $100,000 and receive 18% bonus shares + Caesar's Package, plus the All You Can Show Pass, plus yours or a loved one's name affixed to a counter seat in the studio.

$250,000+
Investment
Value Investor

Invest at least $250,000 and receive Caesar's Package, plus the All You Can Show Pass, plus Seat Naming Rights, plus 20% bonus shares.

THE MARKET

Las Vegas is a major epicenter of entertainment, with over 40 million visitors per year

Just as the Roaring 20s followed the Pandemic of 1918, so too will the world soon break free and let loose, with Las Vegas poised to be a top destination for fun and entertainment. More than 42 million people visited Las Vegas in 2019.

Vegas already attracts celebrity chefs and their followers; there's just no other market like it when it comes to live entertainment and unique dining experiences. The Forum Shops at Caesars Palace has been the highest-grossing shopping center per square foot in the country.



CAESARS PALACE
LAS VEGAS
Highest-grossing shopping center per square foot in the country

OUR TRACTION

Thousands of live shows, numerous Emmy nominations, and major press features

We've produced over 3,000 live shows for over 100,000 people, received 25 Emmy nominations, winning 4 times, twice for Set Design. We regularly sold out shows 2-3 months in advance, have a large regional following, and have received media features and press attention from NBC Boston, the Wall Street Journal, and the Boston Globe, among others.



Kelly P.
Norwell, MA
0 3 4 2/28/2019
Great time! Delicious food, tasty wine, lots of laughs & even some learning! I've taken my wife many times & we've loved it every time!
Melissa C.
Kingston, MA
13 75 74 9/6/2019
Absolutely loved the experience. The food was incredible & the chef was funny & so entertaining. A perfect way to celebrate my parents anniversary. Great time!
Date of visit: February 2018
Value
Service
Food
I do cook quite a bit, but I learned a few tips - yes, I do burn my minced garlic! I highly recommend you attend with a few friends, but even as a coupe it would be fun.

**This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

The Cafarelli family, who has bootstrapped this venue concept inside of our other restaurants for 15 years, currently retains 100% ownership. We're now The Studio Kitchen Company and together we are expecting to open on the world's stage of the Las Vegas Strip in Spring of 2022. We started with just 12 seats in the corner of a restaurant in Boston and soon we'll have over 100 on the Las Vegas Strip.

Year	Seats	
2005	12 seats	The Chefs Table; Rustic Kitchen Bistro & Bar
2007	24 seats	Viking Professional; Kitchen Studio
2010	36 seats	The Cooking Show; Xfinity On Demand
2014	46 seats	The Studio Kitchen
2022	100+ seats (anticipated)	The Foodie; NECN

HOW WE ARE DIFFERENT

A unique and versatile fusion of dining entertainment and multimedia production

We straddle both the dining and entertainment industries, appealing to a wide range of customers. Our content and offerings are always fresh and untethered to any single chef or cuisine. All are welcome to come to dine, learn, and drink with their favorite creators in our special space that compliments the Las Vegas dining and entertainment scene as a new world-class experience.

Your Typical Cooking Show



Turned Into A One Of A Kind Event



Additionally, we also plan to donate 1% of our sales to charities such as Three Square Food Bank, the local Las Vegas member of Feeding America, which can turn every $1 into 3 meals. We will also host benefit shows and events in The Studio Kitchen to further assist our not-for-profit partners, and may work with local vocational, trade, and specialty schools to provide educational opportunities to students studying the culinary and media production arts

We Plan To Donate 1% Of Our Sales

three square
together, we can feed everyone

FEEDING AMERICA

THE VISION

We envision several venues around the world

Based on Jim Cafarelli's previous experience working with entertainment media groups in London and Tokyo, we believe that the Studio Kitchen has the potential to have several venues around the world at select marquee destinations and have the goal of one day being owned by or partnered with a large entertainment, media, or hospitality company.

The Studio's Global Potential



OUR LEADERSHIP

We have decades of experience designing and operating world-class, award-winning venues

The Studio Kitchen is a family-run business, spearheaded by father-son team Jim and Michael Cafarelli. The team lives and breathes hospitality and has decades of experience in this space. We design, build, and operate world-class venues and have won many industry awards such as AAA Four Diamonds, Tripadvisor Certificates of Excellence, Opentable Diner's Choice Awards, and four Emmy awards.


Jim Cafarelli
Michael Cafarelli

Our leadership is highly experienced and includes the developer of the House of Blues, who is returning to Las Vegas with a proven concept that has been growing for 15 years, selling out thousands of shows, and serving over 100,000 people.



Meet Our Team





Michael Cafarelli

Co-Founder, CEO, and Director

Michael grew up on construction sites and restaurant kitchens. In addition to his career in hospitality, he is an American Camp Association certified Camp Director. Starting out as cabin counselor and kayaking instructor with the YMCA, he went on to spend a decade working with Paul Newman's Hole in the Wall Gang Camp for children with serious illnesses eventually becoming the Camp Leadership Fellow for the global network of nonprofit, free-of-charge camps known as the SeriousFun Children's Network. He also served as the boy's director of a small independent camp near Lake Winnipesaukee in New Hampshire.

Michael took his community leadership skills to WeWork where he worked in NYC for them as a community manager. There he led a community of five hundred creators in a cozy, 19th century, 6-story cast-iron building in the heart of Soho serving as caretaker for the diverse space ranging from music recording studios to cryptocurrency trading desks. Michael has been responsible for fostering human connection through collaboration and holistic support both personally and professionally.

He is an Emmy award-winning television producer and a performer who has studied at the Upright Citizens Brigade and the Dell'Arte International School of Physical Theatre. His undergraduate study in Management and Organizational Behavior was at the Stern School of Business at New York University where he also studied and ate his way through Florence, Italy. He holds a Masters in Leadership and Nonprofit Management from Northeastern University and studied Producing at UCLA.

Jim Cafarelli

Co-Founder, Chief Creative Officer, and Director

Jim Cafarelli has been developing entertainment and dining concepts for forty years and his impressive client list includes House of Blues, The Walt Disney Company, Universal Studios, Chelsea Football Club, David Copperfield, Motown, Greg Norman, Quincy Jones, Comcast and Mohegan Sun. He started working construction as a teenager in Boston and founded CAFCO Development Inc., a Boston-based concept design and construction management company in his 20s. He specialized in building restaurants and nightclubs and spent many years successfully overseeing the design and opening of several hundred venues nationwide.

Jim Cafarelli then went on to become a founding partner & the exclusive developer of the acclaimed House of Blues. As President of House Of Blues Development Corp. he designed and opened locations in Cambridge, New Orleans, Los Angeles, Chicago, Myrtle Beach, Walt Disney World, Disneyland and Las Vegas. In 2012, Billboard Magazine's "25 Hottest Clubs in North America" named six of his venues among the top nine on the list, including the #1 spot: House of Blues Orlando. Rolling Stone Magazine also crowned his House of Blues Chicago as one of the Top 20 "Venues that Rock - Best Big Rooms in America".

Around the time of the millennium, he co-founded The Olive Group Corp. and opened 10 restaurants, including Olives in New York, Las Vegas, Aspen, and Washington, D.C., as well as Kingfish Hall and Bonfire in Boston, and Tuscany in the Mohegan Sun Casino. In 2010, Jim completed development of "Under the Bridge," a new live music venue at the famed Chelsea Football Club Stadium in London's historic West End. This 850 person state-of-the-art rock club features a recording studio and television broadcast facility. It has since won several design awards including 'Best Venue' and 'Best Loo' (ie. Bathroom) in the United Kingdom.

Offering Summary

Company	The Studio Kitchen Company
Corporate Address	6130 W Flamingo Rd, Las Vegas, NV 89103
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$300.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	10,000
Maximum Number of Shares Offered	1,070,000
Price per Share	$1.00
Pre-Money Valuation	$8,000,000.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives

Time-Based:

Friends and Family Early Bird Bonus

Invest within the first 48 hours and receive 20% bonus shares.

First Week Early Bird Bonus

Invest within the first 7 days and receive 15% bonus shares.

Early Bird Bonus

Invest within the first 14 days and receive 10% bonus shares.

Amount-Based:

$300 | Couples Package

Invest at least $300 and receive TWO complimentary tickets to a Signature Show.

$500 | Double Date

Invest at least $500 and receive FOUR complimentary tickets to a Signature Show.

$1,000 | Friends & Family

Invest at least $1,000 and receive SIX VIP Passes AND SIX complimentary tickets to a Signature Show. VIP Passes grant entry to the private balcony level and include post-show chef meet & greet.

$3,000 | Team Package

Invest at least $3,000 and receive TWENTY VIP Passes AND TWENTY complimentary tickets to a Signature Show. VIP Passes grant entry to the private balcony level and include post-show chef meet & greet.

$5,000 | Party Package

Invest at least $5,000 and receive FIFTY VIP Passes AND FIFTY complimentary tickets to a Signature Show. VIP Passes grant entry to the private balcony level and include post-show chef meet & greet.

$10,000 | Private Show

Invest at least $10,000 and receive 10% bonus shares + your own private Signature Show. Every seat is yours!

$25,000 | Caesar's Package

Invest at least $25,000 and receive 12% bonus shares + your own private Signature Show with additional pre-show cocktail hour, post-show chef meet & greet, first-class domestic roundtrip airfare for two people, and two nights in a suite at Caesars Palace.

$50,000 | All You Can Show Pass

Invest at least $50,000 and receive 15% bonus shares + Caesar's Package plus TWO tickets redeemable to any show and TWO VIP passes, every month for 5 years following the grand opening.

$100,000 | Seat Naming Rights

Invest at least $100,000 and receive 18% bonus shares + Caesar's Package, plus the All You Can Show Pass, plus yours or a loved one's name affixed to a counter seat in the studio.

$250,000 | Value Investor

Invest at least $250,000 and receive Caesar's Package, plus the All You Can Show Pass, plus Seat Naming Rights, plus 20% bonus shares.

**Show tickets are transferable if you cannot make it to Las Vegas. Redemption subject to availability. Private show perks will be subject to a mutually agreed upon date and include the date's current signature show meal and wine. All perk tickets and shows to be valid through December 31st, 2025.*

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

The Studio Kitchen Company will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

The Studio Kitchen Recognized with TWO Regional Emmy® Nominations for 2021

about 2 months ago


THE STUDIO
KITCHEN
NATIONAL ACADEMY OF TELEVISION ARTS & SCIENCES
BOSTON / NEW ENGLAND CHAPTER
The Studio Kitchen is honored to be recognized with TWO nominations for The Foodie at the upcoming 2021 New England Emmy® Awards
Best Photography
&
Best Host
The Studio Kitchen has now received 29 Emmy® nominations and 4 Emmy® Awards

The Studio Kitchen Featured on CBS Las Vegas with Over $316K Raised!

about 2 months ago

Last week, The Studio Kitchen was featured on television by the CBS station of Las Vegas on their premiere lifestyle show.

We've also crossed a major milestone with over $316,000 invested so far! Many thanks to all our new partners!

We'll have another exciting development to share very soon and in the meantime take a look at the new TV segment:


The Studio Kitchen is the future of culinary...
Watch later
Share
TORONTO
4:00
Watch on YouTube

We're so happy to be warmly welcomed by the Las Vegas community and encourage you to join our movement soon as Vegas prepares to return to 100% capacity in the coming days.

Thank you,

Michael Cafarelli

The Foodie, created by The Studio Kitchen, is now on Amazon Prime Video!

3 months ago

We're so excited to share that The Studio Kitchen's first television franchise, The Foodie, is coming to Amazon Prime Video in the United States and the United Kingdom!

The pilot episode is available now and features James Beard Foundation Award Winner - America's Best Baker - Chef Joanne Chang alongside show host, Chef Liz Bramwell - winner of the New England Emmy Award for Best Host.

Soon, additional episodes will become available and The Studio Kitchen will continue to expand its digital presence with new content created from our upcoming Las Vegas flagship destination.

Thank you so much to all of our supporters joining this movement with us as we bridge the gap between food lovers and master chefs!

prime video

$190K Raised in 19 Days! The Studio Kitchen is off to a great start!

4 months ago

Greetings StartEngine Community!

We're excited to share The Studio Kitchen Company has already raised over $190,000 in just the first 19 days since launching!

This achievement puts us well on our way toward bringing our Emmy award-winning live dining experience to Las Vegas next year.

Our goal is to raise at least $1.25 million in order to proceed with moving into the venue construction phase.

If you haven't had a chance yet, please watch our 90 second video and explore our offering that provides complimentary transferrable tickets to all investors in addition to the ownership of our common stock.

Many thanks to our new friends and partners who have already joined our growing family business.

We can't wait to welcome you as VIPs in Las Vegas!

Thank you,

Michael Cafarelli

Cofounder & CEO

The Studio Kitchen Company

END OF UPDATES

Comments (27 total)

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Barry J. 2 INVESTMENTS 22 days ago

It's been a couple of months and it still hasn't reach invested, about how long does it take for me to become a investor thank you

0 View 1 reply

Jamey S. 2 INVESTMENTS a month ago

Hi Michael, As a fan of the Kingston location, was wondering if Chef Liz will be the "Chef in Residence", or is she cooking somewhere else now? Thanks again for the great times, looking forward to seeing you all in Vegas next year. Jamey s.

0 View 1 reply

Patricia C. 4 INVESTMENTS 2 months ago

Thank you for your speedy reply!

0

Patricia C. 4 INVESTMENTS 2 months ago

Hi , am I eligible for 4 tix with my 500$ investment? I have not received any notice. Thank you!

0 View 1 reply

Barry J. 2 INVESTMENTS 2 months ago

I just invested 5 days ago and I am excited to be partners with you, question can I continue to invest every month with you and I can't wait to see one of the show because I love to cook. Cook in the USMC and other places

0 View 1 reply

Karen S. 3 INVESTMENTS 2 months ago

Hi I invested a few days ago a haven't heard anything shouldn't I have heard something or at least receive some documents. Could you please verify that for me

0 View 1 reply

Peter K. 1 INVESTMENT 2 months ago

Hello Michael, my wife and I are considering the team investment. Do we need to use the twenty VIP and dinner passes on the same night/event or can they be used for different events over time?

0 View 1 reply

Andee K. 2 INVESTMENTS 3 months ago

Hi Michael: As a foodie and Winey (is that a word?) I am excited to invest in your creative opportunity. I apologize if the answer is in the website but in addition to in-person attendance , will you be offering streaming type attendees who buy tickets to watch and answer questions? Thanks!

0 View 1 reply

Alicia S. 1 INVESTMENT 3 months ago

Hello Michael - I just invested and am absolutely thrilled about the prospect of having a concept like this right here in Las Vegas. Congratulations! I'm curious to learn how you evaluate the talent and decide whom you're engaging to cook "on stage." I'd like to partner in this capacity.

Thanks so much, in advance, for any guidance. And, WELCOME to Las Vegas!!

Alicia

0 View 1 reply

Jamey S. 2 INVESTMENTS 3 months ago

Hello Studio Kitchen Family, Long time fan and customer of the Kingston location, and my wife and I thank you for the chance to be a part of this great idea. Wondering if there are any plans to reopen in Kingston . You gave this area a great venue for a fun night out. Look forward to seeing the new studio in Vegas next year.

0 View 1 reply

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The Studio Kitchen

The culinary entertainment destination


THE STUDIO
KITCHEN
Click To
Play Video

Website | Las Vegas, NV | EVENTS | FOOD & BEVERAGE

$376,333 raised

337 Investors	**$8M** Valuation
$1.00 Price per Share	**$300.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

The Studio Kitchen offers premium interactive dining experiences and serves as a platform for modern media creation. Their goal is to make food, wine, and the culinary arts accessible and approachable to everyone through entertaining chef-hosted live shows and media, starting with a new flagship location in Las Vegas, NV.

Reasons to Invest

- Co-Founder, Jim Cafarelli, has over forty years of experience developing entertainment and dining concepts for clients such as The Walt Disney Company and Universal Studios.
- The Studio Kitchen team has produced over 3,000 live shows and received 25 Emmy nominations for culinary media projects.
- The Studio Kitchen has received media features and press attention from NBC Boston, the Wall Street Journal and the Boston Globe, among others.

The culinary entertainment destination

Chief Creative Officer, Jim Cafarelli, has been developing entertainment and dining concepts for over forty years, and his impressive client list includes House of Blues, The Walt Disney Company, Universal Studios, Chelsea Football Club, David Copperfield, Motown, Greg Norman, Quincy Jones, Comcast, and Mohegan Sun.



Jim Cafarelli's Prior Successes Include Partnerships With

Rewards

Get rewarded for investing more into The Studio Kitchen:

$300+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$300+
Investment
Couples Package
Invest at least $300 and receive TWO complimentary tickets to a Signature Show.

$500+
Investment
Double Date
Invest at least $500 and receive FOUR complimentary tickets to a Signature Show.

$1,000+
Investment
Friends & Family
Invest at least $1,000 and receive SIX VIP Passes AND SIX complimentary tickets to a Signature Show. VIP Passes grant entry to the private balcony level and include post-show chef meet & greet.

$3,000+
Investment
Team Package
Invest at least $3,000 and receive TWENTY VIP Passes AND TWENTY complimentary

After years of partnerships, he and his wife opened their own restaurants, one of which was called Rustic Kitchen. There, they began experimenting with a chef's table experience on Friday evenings during dinner service. This experiment became the inspiration and basis for the creation of The Studio Kitchen.

**By investing in The Studio Kitchen, you are investing in The Studio Kitchen Company, a company that owns not only the intellectual property that is The Studio Kitchen, but also owns our new planned Las Vegas location as well as any future Studio Kitchen endeavors. Previous ventures by Jim Cafarelli are not included in this investment.*



The Studio Kitchen Company is now the new entity offering premium interactive dining experiences and serving as a platform for modern media creation.

Guests step through their screens into a master chef's dream kitchen and television studio for entertaining dining experiences. Our brand encompassed a multimedia production company and a unique dining theatre for guests to experience our award-winning live shows, hosted by celebrity chefs, master chefs, and culinary influencers.

tickets to a Signature Show. VIP Passes grant entry to the private balcony level and include post-show chef meet & greet.

$5,000+

Investment

Party Package

Invest at least $5,000 and receive FIFTY VIP Passes AND FIFTY complimentary tickets to a Signature Show. VIP Passes grant entry to the private balcony level and include post-show chef meet & greet.

$10,000+

Investment

Private Show

Invest at least $10,000 and receive 10% bonus shares + your own private Signature Show. Every seat is yours!

$25,000+

Investment

Caesar's Package

Invest at least $25,000 and receive 12% bonus shares + your own private Signature Show w/ additional pre-show cocktail hour, post-show chef meet & greet, first-class domestic roundtrip airfare for two people and 2 nights in a suite at Caesars Palace.

$50,000+

Investment

All You Can Show Pass

Invest at least $50,000 and receive 15% bonus shares + Caesar's Package plus TWO tickets redeemable to any show and TWO VIP passes, every month for 5 years following the grand opening.

$100,000+

Investment

Seat Naming Rights

Invest at least $100,000 and receive 18% bonus shares + Caesar's Package, plus the All You Can Show Pass, plus yours or a loved one's name affixed to a counter seat in the studio.

$250,000+

Investment

Value Investor

Invest at least $250,000 and receive Caesar's Package, plus the All You Can Show Pass, plus Seat Naming Rights, plus 20% bonus shares.

THE PROBLEM

We believe demand for memorable dining experiences grows as the restaurant industry declines

There is a growing desire for quality interactive dining experiences, as the restaurant industry and dining out declines due to the COVID 19 pandemic. It is a tired but true saying: "Millennials are willing to pay for experiences."


SORRY due to COVID-19
we are
CLOSED
Covid-19 has accelerated the need to adapt the traditional restaurant model

People want to savor their favorite restaurant dishes once more and we believe they will flock to Vegas when we feature their favorite cooks for chef residencies. At The Studio Kitchen, we take dining out to a whole new level, transforming the broken restaurant model into a premium immersive experience.

Delivery apps are killing the restaurant industry, and both chefs and food lovers need more options!

THE SOLUTION

Live entertainment meets haute cuisine

The Studio Kitchen mixes a live entertainment experience with an haute cuisine restaurant meal and service. We welcome guest chefs from all around the world, each of whom attracts their own league of loyal followers. Customers become a part of the show as they step into a dream kitchen complete with a master chef who crafts an incredible meal before their eyes while sharing wine, answering questions, and telling industry tales!



We'll be inviting James Beard award-winners such as Joanne Chang, Iron Chef David Burke, Food Network's Matthew Merril, Chef Q Jeffries, Tik Tok's Adam Ragusea, Union Oyster House Executive Chef Rico DiFronzo, Master Chef Jr Chef Spiotta, the Great British Baking Show's Briony May Williams, just to name a few!



THE MARKET

Las Vegas is a major epicenter of entertainment, with over 40 million visitors per year

Just as the Roaring 20s followed the Pandemic of 1918, so too will the world soon break free and let loose, with Las Vegas poised to be a top destination for fun and entertainment. More than 42 million people visited Las Vegas in 2019.

Vegas already attracts celebrity chefs and their followers; there's just no other market like it when it comes to live entertainment and unique dining experiences. The Forum Shops at Caesars Palace has been the highest-grossing shopping center per square foot in the country and we are working with Simon Property Group.

CAESARS PALACE
LAS VEGAS

Highest-grossing shopping center per square foot in the country

OUR TRACTION

Thousands of live shows, numerous Emmy nominations, and major press features

We've produced over 3,000 live shows for over 100,000 people, received 25 Emmy nominations, winning 4 times, twice for Set Design. We regularly sold out shows 2-3 months in advance, have a large regional following, and have received media features and press attention from NBC Boston, the Wall Street Journal, and the Boston Globe, among others.









Kelly P.
Norwell, MA
0 3 4 ★★★★★ 2/28/2019

Great time! Delicious food, tasty wine, lots of laughs & even some learning! I've taken my wife many times & we've loved it every time!

Melissa C.
Kingston, MA
13 75 74 ★★★★★ 9/6/2019

Absolutely loved the experience. The food was incredible & the chef was funny & so entertaining. A perfect way to celebrate my parents anniversary. Great time!

Date of visit: February 2018

●●●●● Value ●●●●● Service ●●●●● Food

I do cook quite a bit, but I learned a few tips - yes, I do burn my minced garlic! I highly recommend you attend with a few friends, but even as a coupe it would be fun.

**This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

The Cafarelli family, who has bootstrapped this venue concept inside of our other restaurants for 15 years, currently retains 100% ownership. We're now The Studio Kitchen Company and together we are expecting to open on the world's stage of the Las Vegas Strip in Spring of 2022. We started with just 12 seats in the corner of a restaurant in Boston and soon we'll have over 100 on the Las Vegas Strip.

2005 — 12 seats

2007 — 24 seats

2010 — 36 seats

2014 — 46 seats

2022 — 100+ seats (anticipated)

WHAT WE DO

A hub of fun and immersive fine dining experiences generating endless media content

Guests purchase tickets online or at our box office. They have assigned seats in a theater environment that is also a fully functioning kitchen and broadcast studio. They are served multiple food courses and paired wines. Before them, a real chef prepares their meal in a real working kitchen. The whole place has state of the art cameras, microphones, lighting and more so we never miss a moment. This new company offers a stand-alone studio/bar venue free from a restaurant's expenses, uncertainty, and risks.




THE STUDIO
KITCHEN
Liz
TheStudio.Kitchen

Guests are encouraged to ask questions of the chef during the show and have meet & greet opportunities. They can also purchase a digital recording of their show to relive the magic and help them cook at home. The venue itself is a media production hub and anything that happens in and around the studio becomes content for streaming and social media. The public will have the opportunity to attend or participate in everything we do - from free television show tapings - to exclusive celebrity chef holiday dinners.



Purchase Tickets | **Enjoy Multi-Course Feasts** | **Meet & Greet**

Direct to consumer model, through ticket sales

Patrons purchase tickets for the dining experience, and dine and drink with their favorite chefs. In addition to shows, we offer VIP experiences, merchandise, corporate sales, and serve as a media production platform.



We have planned that the studio will hold over 100 people and tickets will range in price from $99-$250 (estimated) based on the specific show and host. There is also a VIP level that will be sold similar to a private sports box, opera box, or loge level.

$99 - $250
ticket price range

100+ People
studio capacity



V.I.P. Level
Private Chef Meet & Greets in our exclusive balcony lounge

Other dining venues on our proposed property, such as Joe's Seafood and Carmine's, have estimated annual sales ranging from $15 million to $20 million. We will benefit from bulk preparation and reduced variability coupled with premium ticket pricing to achieve an EBITDA of 20% or more for signature shows and even higher with celebrity chef programming exclusives. In addition to ticket sales, patrons may purchase drinks at our bar, upgrades to their experiences, merchandise, media, and culinary accouterment.

20%
standard show EBITDA



HOW WE ARE DIFFERENT

A unique and versatile fusion of dining entertainment and multimedia production

We straddle both the dining and entertainment industries, appealing to a wide range of customers. Our content and offerings are always fresh and untethered to any single chef or cuisine. All are welcome to come to dine, learn, and drink with their favorite creators in our special space that compliments the Las Vegas dining and entertainment scene as a new world-class experience.

Your Typical Cooking Show



Turned Into A One Of A Kind Event



Additionally, we also plan to donate 1% of our sales to charities such as Three Square Food Bank, the local Las Vegas member of Feeding America, which can turn every $1 into 3 meals. We will also host benefit shows and events in The Studio Kitchen to further assist our not-for-profit partners, and may work with local vocational, trade, and specialty schools to provide educational opportunities to students studying the culinary and media production arts

We Plan To Donate 1% Of Our Sales

THE VISION

We envision several venues around the world

Based on Jim Cafarelli's previous experience working with entertainment media groups in London and Tokyo, we believe that the Studio Kitchen has the potential to have several venues around the world at select marquee destinations and have the goal of one day being owned by or partnered with a large entertainment, media, or hospitality company.

The Studio's Global Potential



OUR LEADERSHIP

We have decades of experience designing and operating world-class, award-winning venues

The Studio Kitchen is a family-run business, spearheaded by father-son team Jim and Michael Cafarelli. The team lives and breathes hospitality and has decades of experience in this space. We design, build, and operate world-class venues and have won many industry awards such as AAA Four Diamonds, Tripadvisor Certificates of Excellence, Opentable Diner's Choice Awards, and four Emmy awards.


Jim Cafarelli
Michael Cafarelli

Our leadership is highly experienced and includes the developer of the House of Blues, who is returning to Las Vegas with a proven concept that has been growing for 15 years, selling out thousands of shows, and serving over 100,000 people.



WHY INVEST

With over 50 years of experience behind us, we're eager to get our most exciting venture off the ground!

We're coming to a marquee destination on the world's stage at a time when people crave premium interactive dining experiences with real chefs they love from television, social media, and cities around the globe. We have over fifty years of experience developing entertainment and dining concepts for clients like Greg Norman, David Copperfield, Chelsea Football Club, Motown, The Walt Disney Company, and Universal Studios, as well as a population that is eager to return to Vegas for experiences like ours. Now, investors have the opportunity to join the founders in the same common stock we hold as we take The Studio Kitchen to the next level!



CERTIFICATE of EXCELLENCE tripadvisor

2020 Travelers' Choice Tripadvisor

Meet Our Team




WHO

Michael Cafarelli

Co-Founder, CEO, and Director

Michael grew up on construction sites and restaurant kitchens. In addition to his career in hospitality, he is an American Camp Association certified Camp Director. Starting out as cabin counselor and kayaking instructor with the YMCA, he went on to spend a decade working with Paul Newman's Hole in the Wall Gang Camp for children with serious illnesses eventually becoming the Camp Leadership Fellow for the global network of nonprofit, free-of-charge camps known as the SeriousFun Children's Network. He also served as the boy's director of a small independent camp near Lake Winnipesaukee in New Hampshire.

Michael took his community leadership skills to WeWork where he worked in NYC for them as a community manager. There he led a community of five hundred creators in a cozy, 19th century, 6-story cast-iron building in the heart of Soho serving as caretaker for the diverse space ranging from music recording studios to cryptocurrency trading desks. Michael has been responsible for fostering human connection through collaboration and holistic support both personally and professionally.

He is an Emmy award-winning television producer and a performer who has studied at the Upright Citizens Brigade and the Dell'Arte International School of Physical Theatre. His undergraduate study in Management and Organizational Behavior was at the Stern School of Business at New York University where he also studied and ate his way through Florence, Italy. He holds a Masters in Leadership and Nonprofit Management from Northeastern University and studied Producing at UCLA.

Jim Cafarelli

Co-Founder, Chief Creative Officer, and Director

Jim Cafarelli has been developing entertainment and dining concepts for forty years and his impressive client list includes House of Blues, The Walt Disney Company, Universal Studios, Chelsea Football Club, David Copperfield, Motown, Greg Norman, Quincy Jones, Comcast and Mohegan Sun. He started working construction as a teenager in Boston and founded CAFCO Development Inc., a Boston-based concept design and construction management company in his 20s. He specialized in building restaurants and nightclubs and spent many years successfully overseeing the design and opening of several hundred venues nationwide.

Jim Cafarelli then went on to become a founding partner & the exclusive developer of the acclaimed House of Blues. As President of House Of Blues Development Corp. he designed and opened locations in Cambridge, New Orleans, Los Angeles, Chicago, Myrtle Beach, Walt Disney World, Disneyland and Las Vegas. In 2012, Billboard Magazine's "25 Hottest Clubs in North America" named six of his venues among the top nine on the list, including the #1 spot: House of Blues Orlando. Rolling Stone Magazine also crowned his House of Blues Chicago as one of the Top 20 "Venues that Rock - Best Big Rooms in America".

Around the time of the millennium, he co-founded The Olive Group Corp. and opened 10 restaurants, including Olives in New York, Las Vegas, Aspen, and Washington, D.C., as well as Kingfish Hall and Bonfire in Boston, and Tuscany in the Mohegan Sun Casino. In 2010, Jim completed development of "Under the Bridge," a new live music venue at the famed Chelsea Football Club Stadium in London's historic West End. This 850 person state-of-the-art rock club features a recording studio and television broadcast facility. It has since won several design awards including 'Best Venue' and 'Best Loo' (ie. Bathroom) in the United Kingdom.

Offering Summary

Company	:	The Studio Kitchen Company
Corporate Address	:	6130 W Flamingo Rd, Las Vegas, NV 89103
Offering Minimum	:	$10,000.00
Offering Maximum	:	$1,070,000.00
Minimum Investment Amount (per investor)	:	$300.00

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	10,000
Maximum Number of Shares Offered	:	1,070,000
Price per Share	:	$1.00
Pre-Money Valuation	:	$8,000,000.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives

Time-Based:

Friends and Family Early Bird Bonus

Invest within the first 48 hours and receive 20% bonus shares.

First Week Early Bird Bonus

Invest within the first 7 days and receive 15% bonus shares.

Early Bird Bonus

Invest within the first 14 days and receive 10% bonus shares.

Amount-Based:

$300 | Couples Package

Invest at least $300 and receive TWO complimentary tickets to a Signature Show.

$500 | Double Date

Invest at least $500 and receive FOUR complimentary tickets to a Signature Show.

$1,000 | Friends & Family

Invest at least $1,000 and receive SIX VIP Passes AND SIX complimentary tickets to a Signature Show. VIP Passes grant entry to the private balcony level and include post-show chef meet & greet.

$3,000 | Team Package

Invest at least $3,000 and receive TWENTY VIP Passes AND TWENTY complimentary tickets to a Signature Show. VIP Passes grant entry to the private balcony level and include post-show chef meet & greet.

$5,000 | Party Package

Invest at least $5,000 and receive FIFTY VIP Passes AND FIFTY complimentary tickets to a Signature Show. VIP Passes grant entry to the private balcony level and include post-show chef meet & greet.

$10,000 | Private Show

Invest at least $10,000 and receive 10% bonus shares + your own private Signature Show. Every seat is yours!

$25,000 | Caesar's Package

Invest at least $25,000 and receive 12% bonus shares + your own private Signature Show with additional pre-show cocktail hour, post-show chef meet & greet, first-class domestic roundtrip airfare for two people, and two nights in a suite at Caesars Palace.

$50,000 | All You Can Show Pass

Invest at least $50,000 and receive 15% bonus shares + Caesar's Package plus TWO tickets redeemable to any show and TWO VIP passes, every month for 5 years following the grand opening.

$100,000 | Seat Naming Rights

Invest at least $100,000 and receive 18% bonus shares + Caesar's Package, plus the All You Can Show Pass, plus yours or a loved one's name affixed to a counter seat in the studio.

$250,000 | Value Investor

Invest at least $250,000 and receive Caesar's Package, plus the All You Can Show Pass, plus Seat Naming Rights, plus 20% bonus shares.

**Show tickets are transferable if you cannot make it to Las Vegas. Redemption subject to availability. Private show perks will be subject to a mutually agreed upon date and include the date's current signature show meal and wine. All perk tickets and shows to be valid through December 31st, 2025.*

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

The Studio Kitchen Company will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

The Studio Kitchen Recognized with TWO Regional Emmy® Nominations for 2021

about 2 months ago


THE STUDIO KITCHEN
NATIONAL ACADEMY OF TELEVISION ARTS & SCIENCES
BOSTON / NEW ENGLAND CHAPTER
The Studio Kitchen is honored to be recognized with TWO nominations for The Foodie at the upcoming 2021 New England Emmy® Awards
Best Photography
&
Best Host
The Studio Kitchen has now received 29 Emmy® nominations and 4 Emmy® Awards

The Studio Kitchen Featured on CBS Las Vegas with Over $316K Raised!

about 2 months ago

Last week, The Studio Kitchen was featured on television by the CBS station of Las Vegas on their premiere lifestyle show.

We've also crossed a major milestone with over $316,000 invested so far! Many thanks to all our new partners!

We'll have another exciting development to share very soon and in the meantime take a look at the new TV segment:


The Studio Kitchen is the future of culinary...
Watch later
Share
TORONTO
4:00
Watch on YouTube

We're so happy to be warmly welcomed by the Las Vegas community and encourage you to join our movement soon as Vegas prepares to return to 100% capacity in the coming days.

Thank you,

Michael Cafarelli

The Foodie, created by The Studio Kitchen, is now on Amazon Prime Video!

3 months ago

We're so excited to share that The Studio Kitchen's first television franchise, The Foodie, is coming to Amazon Prime Video in the United States and the United Kingdom!

The pilot episode is available now and features James Beard Foundation Award Winner - America's Best Baker - Chef Joanne Chang alongside show host, Chef Liz Bramwell - winner of the New England Emmy Award for Best Host.

Soon, additional episodes will become available and The Studio Kitchen will continue to expand its digital presence with new content created from our upcoming Las Vegas flagship destination.

Thank you so much to all of our supporters joining this movement with us as we bridge the gap between food lovers and master chefs!

prime video

$190K Raised in 19 Days! The Studio Kitchen is off to a great start!

4 months ago

Greetings StartEngine Community!

We're excited to share The Studio Kitchen Company has already raised over $190,000 in just the first 19 days since launching!

This achievement puts us well on our way toward bringing our Emmy award-winning live dining experience to Las Vegas next year.

Our goal is to raise at least $1.25 million in order to proceed with moving into the venue construction phase.

If you haven't had a chance yet, please watch our 90 second video and explore our offering that provides complimentary transferrable tickets to all investors in addition to the ownership of our common stock.

Many thanks to our new friends and partners who have already joined our growing family business.

We can't wait to welcome you as VIPs in Las Vegas!

Thank you,

Michael Cafarelli

Cofounder & CEO

The Studio Kitchen Company

END OF UPDATES

Comments (27 total)

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Barry J. 2 INVESTMENTS 22 days ago

It's been a couple of months and it still hasn't reach invested, about how long does it take for me to become a investor thank you

0 View 1 reply

Jamey S. 2 INVESTMENTS a month ago

Hi Michael, As a fan of the Kingston location, was wondering if Chef Liz will be the "Chef in Residence", or is she cooking somewhere else now? Thanks again for the great times, looking forward to seeing you all in Vegas next year. Jamey s.

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Patricia C. 4 INVESTMENTS 2 months ago

Thank you for your speedy reply!

0

Patricia C. 4 INVESTMENTS 2 months ago

Hi , am I eligible for 4 tix with my 500$ investment? I have not received any notice. Thank you!

0 View 1 reply

Barry J. 2 INVESTMENTS 2 months ago

I just invested 5 days ago and I am excited to be partners with you, question can I continue to invest every month with you and I can't wait to see one of the show because I love to cook. Cook in the USMC and other places

0 View 1 reply

Karen S. 3 INVESTMENTS 2 months ago

Hi I invested a few days ago a haven't heard anything shouldn't I have heard something or at least receive some documents. Could you please verify that for me

0 View 1 reply

Peter K. 1 INVESTMENT 2 months ago

Hello Michael, my wife and I are considering the team investment. Do we need to use the twenty VIP and dinner passes on the same night/event or can they be used for different events over time?

0 View 1 reply

Andee K. 2 INVESTMENTS 3 months ago

Hi Michael: As a foodie and Winey (is that a word?) I am excited to invest in your creative opportunity. I apologize if the answer is in the website but in addition to in-person attendance , will you be offering streaming type attendees who buy tickets to watch and answer questions? Thanks!

0 View 1 reply

Alicia S. 1 INVESTMENT 3 months ago

Hello Michael - I just invested and am absolutely thrilled about the prospect of having a concept like this right here in Las Vegas. Congratulations! I'm curious to learn how you evaluate the talent and decide whom you're engaging to cook "on stage." I'd like to partner in this capacity.

Thanks so much, in advance, for any guidance. And, WELCOME to Las Vegas!!

Alicia

0 View 1 reply

Jamey S. 2 INVESTMENTS 3 months ago

Hello Studio Kitchen Family, Long time fan and customer of the Kingston location, and my wife and I thank you for the chance to be a part of this great idea. Wondering if there are any plans to reopen in Kingston . You gave this area a great venue for a fun night out. Look forward to seeing the new studio in Vegas next year.

0 View 1 reply

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Campaign Video

Delivery apps are replacing dining out and the neighborhood restaurant is disappearing.

Dining experiences have been reduced to boxed meals dropped anonymously at your door.

But there's a place where you can experience the craftwork of true chefs up close and personal.

There's a place where you can celebrate your love of food and wine while your favorite Master Chef prepares multi-course meals for you and your friends.

Hi. I'm Liz Bramwell. Welcome to The Studio Kitchen.

Come be part of the action of a live cooking show.

Hey guys, I'm Chef Nyesha Arrington, winner of knife fight.

It's Chef Carrie Baird from Top Chef Season 15.

I'm beloved internet cook Adam Ragusea.

It's ya girl Chef Q. I've been inside Floyd Mayweather's kitchen, Cardi B's kitchen.

Please join me inside Studio Kitchen.

Welcome to The Studio Kitchen.

Please, join me inside of The Studio Kitchen.

Over the last 15 years, we've hosted over 3,000 shows, for over 100,000 guests. Now, we're expanding The Studio Kitchen into a world-class entertainment company.

Next year, we expect to open our new flagship location on the Las Vegas Strip.

I'm Michael Cafarelli, CEO of The Studio Kitchen company. Please join me as my partner in our exciting new venture in fabulous Las Vegas.

The Solution Video

Hey guys, do you love food? Do you find yourself searching for the freshest ingredients and best ways to prepare a dish? Well, some might call you a foodie. I'm a classically trained chef with my own cooking show, and when it comes to food, I feel the same way. I'm Liz Bramwell, and this is The Foodie.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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